Exhibit 99.1

XPeng Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

•	Quarterly vehicle deliveries reached 41,751, a 222% increase year-over-year

•	Quarterly total revenues reached RMB8,556.0 million, a 200.1% increase year-over-year

•	Quarterly gross margin reached 12.0%, an increase of 4.6 percentage points year-over-year

•	Full year deliveries were 98,155 vehicles, a 263% increase year-over-year

•	Full year total revenues reached RMB20,988.1 million

•	Full year gross margin reached 12.5%, an increase of 7.9 percentage points year-over-year

GUANGZHOU, China, — (BUSINESS WIRE) — XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months and fiscal year ended December 31, 2021.

Operational and Financial Highlights for the Three Months Ended December 31, 2021

	2021Q4	2021Q3	2021Q2	2021Q1	2020Q4	2020Q3

Total deliveries	41,751	25,666	17,398	13,340	12,964	8,578
P7 deliveries	21,342	19,731	11,522	7,974	8,527	6,210
P5 deliveries	7,621	244	—	—	—	—

•

Total deliveries of vehicles were 41,751 in the fourth quarter of 2021, representing an increase of 222% from 12,964 in the corresponding period of 2020 and an increase of 63% from 25,666 in the third quarter of 2021. Deliveries exceeded the monthly delivery benchmark of 15,000 units for two consecutive months in November and December 2021.

•

Deliveries of the P7 smart sports sedan were 21,342 in the fourth quarter of 2021, representing an increase of 150% from 8,527 in the corresponding period of 2020. The order for the P7 is continuing to gain momentum.

•

Deliveries of the P5 smart family sedan sustained solid ramp-up momentum following its mass-delivery launch in October 2021 and reached 5,030 in December 2021. Among the total P5s delivered in the fourth quarter of 2021, over 50% can support XPILOT 3.0 or XPILOT 3.5.

•

Inaugural debut of the G9 flagship smart SUV, XPeng’s fourth production model, was featured at the Guangzhou International Auto Exhibition on November 19, 2021. Official launch of the G9 is expected in the third quarter of 2022.

•	XPeng’s physical sales network continued rapid expansion with a total of 357 stores in operation, covering 129 cities as of December 31, 2021.

•	XPeng-branded supercharging stations expanded to 772, covering 308 cities across China as of December 31, 2021, offering a more comprehensive charging network.

•

Total revenues were RMB8,556.0 million (US$1,342.6 million) for the fourth quarter of 2021, representing an increase of 200.1% from the same period of 2020, and an increase of 49.6% from the third quarter of 2021.

•

Revenues from vehicle sales were RMB8,187.2 million (US$1,284.7 million) for the fourth quarter of 2021, representing an increase of 199.3% from the same period of 2020, and an increase of 49.9% from the third quarter of 2021.

•	Gross margin was 12.0% for the fourth quarter of 2021, compared with 7.4% for the same period of 2020 and 14.4% for the third quarter of 2021.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of revenues from vehicle sales, was 10.9% for the fourth quarter of 2021, compared with 6.8% for the same period of 2020 and 13.6% for the third quarter of 2021.

•

Net loss was RMB1,287.2 million (US$202.0 million) for the fourth quarter of 2021, compared with RMB787.4 million for the same period of 2020 and RMB1,594.8 million for the third quarter of 2021. Excluding share-based compensation expenses, non-GAAP net loss was RMB1,198.3 million (US$188.0 million) in the fourth quarter of 2021, compared with RMB712.6 million for the same period of 2020 and RMB1,492.1 million for the third quarter of 2021.

•

Net loss attributable to ordinary shareholders of XPeng was RMB1,287.2 million (US$202.0 million) for the fourth quarter of 2021, compared with RMB787.4 million for the same period of 2020 and RMB1,594.8 million in the third quarter of 2021. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of XPeng was RMB1,198.3 million (US$188.0 million) for the fourth quarter of 2021, compared with RMB712.6 million for the same period of 2020 and RMB1,492.1 million for the third quarter of 2021.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB1.51 (US$0.24) for the fourth quarter of 2021. Non-GAAP basic and diluted net loss per ADS were both RMB1.41 (US$0.22) for the fourth quarter of 2021. Each ADS represents two Class A ordinary shares.

•

Cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits were RMB43,543.9 million (US$6,833.0 million) as of December 31, 2021, compared with RMB35,342.1 million as of December 31, 2020 and RMB45,357.9 million as of September 30, 2021.

Key Financial Results

(in RMB millions, except for per ordinary share data and percentages)

	For the Three Months Ended
	December 31,	September 30,	December 31,	% Change[1]
	2020	2021	2021	YoY	QoQ

Vehicle revenues	2,735.4	5,460.1	8,187.2	199.3%	49.9%
Vehicle margin	6.8%	13.6%	10.9%	4.1pts	-2.7pts

Total revenues	2,851.4	5,719.9	8,556.0	200.1%	49.6%
Gross profit	210.6	820.8	1,023.3	386.0%	24.7%
Gross margin	7.4%	14.4%	12.0%	4.6pts	-2.4pts

Net loss	787.4	1,594.8	1,287.2	63.5%	-19.3%

Non-GAAP net loss	712.6	1,492.1	1,198.3	68.2%	-19.7%

Net loss attributable to ordinary shareholders	787.4	1,594.8	1,287.2	63.5%	-19.3%

Non-GAAP net loss attributable to ordinary shareholders	712.6	1,492.1	1,198.3	68.2%	-19.7%

1.	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Operational and Financial Highlights for the Fiscal Year Ended December 31, 2021

•	Total deliveries of vehicles were 98,155 in 2021, representing an increase of 263% from 27,041 in 2020.

•	Deliveries of the P7 smart sports sedan were 60,569 in 2021, representing an increase of 302% from 15,062 in 2020.

•	Deliveries of the P5 smart family sedan were 7,865 in 2021.

•	Total revenues were RMB20,988.1 million (US$3,293.5 million) for the fiscal year of 2021, representing an increase of 259.1% from RMB5,844.3 million for the prior year.

•	Revenues from vehicle sales were RMB20,042.0 million (US$3,145.0 million) for the fiscal year of 2021, representing an increase of 261.3% from RMB5,546.8 million for the prior year.

•	Gross margin was 12.5% for the fiscal year of 2021, compared with 4.6% for the prior year.

•	Vehicle margin, which is gross profit of vehicle sales as a percentage of revenues from vehicle sales, was 11.5% for the fiscal year of 2021, compared with 3.5% for the prior year.

•

Net loss was RMB4,863.1 million (US$763.1 million) for the fiscal year of 2021, compared with RMB2,732.0 million for the prior year. Excluding share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, non-GAAP net loss was RMB4,483.1 million (US$703.5 million) in the fiscal year of 2021, compared with RMB2,991.8 million for the prior year.

•

Net loss attributable to ordinary shareholders of XPeng was RMB4,863.1 million (US$763.1 million) for the fiscal year of 2021. Excluding share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, non-GAAP net loss attributable to ordinary shareholders of XPeng was RMB4,483.1 million (US$703.5 million) for the fiscal year of 2021, compared with RMB2,991.8 million for the prior year.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB5.92 (US$0.93) for the fiscal year of 2021. Non-GAAP basic and diluted net loss per ADS were both RMB5.46 (US$0.86) for the fiscal year of 2021. Each ADS represents two Class A ordinary shares.

Key Financial Results

(in RMB millions, except for per ordinary share data and percentages)

	For the Fiscal Year Ended
	December 31,	December 31,	% Change[1]
	2020	2021	YoY
Vehicle revenues	5,546.8	20,042.0	261.3%
Vehicle margin	3.5%	11.5%	8.0pts

Total revenues	5,844.3	20,988.1	259.1%
Gross profit	266.0	2,622.6	886.0%
Gross margin	4.6%	12.5%	7.9pts

Net loss	2,732.0	4,863.1	78.0%
Non-GAAP net loss	2,991.8	4,483.1	49.8%

Net loss attributable to ordinary shareholders	4,889.7	4,863.1	-0.5%
Non-GAAP net loss attributable to ordinary shareholders	2,991.8	4,483.1	49.8%

1.	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented.

Management Commentary

Mr. He Xiaopeng, Chairman and CEO of XPeng, said, “2021 was marked by impressive growth with record-breaking fourth quarter deliveries led by our blockbuster P7 model and our newly launched P5 family sedan. For both the full year and fourth quarter, our total deliveries more than tripled year-over-year, fueled by the fast-growing EV penetration in China and our competitive Smart EV products. In addition, fast expansion of our sales and services, and supercharging stations networks and the accelerated rollout of new products are paving the way for even deeper penetration into China’s mid- to high-end market segment where robust demand for our products continues to outpace supply.”

“We are also excited about our City Navigation Guided Pilot (“CNGP”), which is being developed and fast iterated. Our objective for CNGP is to achieve superior safety and user experience in complex urban driving scenarios. The upcoming OTA of CNGP will further strengthen our technology leadership and it will mark another major milestone on our journey toward achieving full scenario autonomous driving for our customers,” Mr. He concluded.

“With accelerated deliveries across our three models, our 2021 full-year revenue exceeded RMB20 billion. Notably, we delivered remarkable growth in the fourth quarter, with revenues reaching RMB8.6 billion, up 200.1% year-over-year. Fueled by our strong vehicle models on the market, planned new launches based on new platforms, and technology leadership, we are confident in our continued growth trajectory and structural improvement of gross margin.” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and President of XPeng.

Recent Developments

Deliveries in January and February 2022

•

Total deliveries reached 12,922 vehicles in January 2022, representing a 115% increase year-over-year. The deliveries consisted of 6,707 P7 smart sports sedans, 4,029 P5 smart family sedans and 2,186 G3 and G3i compact smart SUVs.

•

Total deliveries reached 6,225 vehicles in February 2022, representing a 180% increase year-over-year. The deliveries consisted of 3,537 P7 smart sports sedans, 2,059 P5 smart family sedans and 629 G3 and G3i compact smart SUVs.

•	As of February 28, 2022, cumulative P7 deliveries exceeded 85,000 units and total cumulative Smart EV deliveries exceeded 157,000 units.

Technology upgrade for Zhaoqing manufacturing factory

During the scheduled downtime over the Chinese New Year Holiday period starting from the end of January, the Company implemented technology upgrades for the Zhaoqing manufacturing factory and production at the Zhaoqing factory resumed in mid-February as planned. The upgrade enables accelerated delivery of its significant order backlog carried over from 2021 to early 2022.

Strong coverage of XPeng-branded supercharging network

XPeng-branded supercharging network has expanded its coverage across 337 cities in China, making XPeng the first EV auto manufacturer in China’s auto industry to reach this milestone. As of January 17, 2022, the number of XPeng-branded supercharging stations increased to 813.

Expansion in Europe

XPeng continued to expand its presence in Europe. In February 2022, the Company announced its strategic partnerships with two renowned European automobile players for agency retail collaborations in the Netherlands and Sweden, respectively. At the same time, XPeng’s first branded overseas retail experience store opened in Stockholm, Sweden.

Inclusion in the Shenzhen and Shanghai-Hong Kong Stock Connect programs

XPeng’s Class A ordinary shares, which are traded on The Stock Exchange of Hong Kong Limited, were included in the Shenzhen and Shanghai-Hong Kong Stock Connect programs in February 2022.

Addition to The Hang Seng TECH Index as a constituent stock

XPeng was included in the Hang Seng TECH Index as a constituent stock, effective on March 7, 2022. The Hang Seng TECH Index represents the 30 largest technology companies listed in Hong Kong that have high business exposure to technology themes.

Unaudited Financial Results for the Three Months Ended December 31, 2021

Total revenues were RMB8,556.0 million (US$1,342.6 million) for the fourth quarter of 2021, representing an increase of 200.1% from RMB2,851.4 million for the same period of 2020 and an increase of 49.6% from RMB5,719.9 million for the third quarter of 2021.

Revenues from vehicle sales were RMB8,187.2 million (US$1,284.7 million) for the fourth quarter of 2021, representing an increase of 199.3% from RMB2,735.4 million for the same period of 2020 and an increase of 49.9% from RMB5,460.1 million for the third quarter of 2021. The year-over-year and the quarter-over-quarter increases were mainly attributable to higher vehicle deliveries, especially for the P7 and P5.

Revenues from services and others were RMB368.8 million (US$57.9 million) for the fourth quarter of 2021, representing an increase of 218.2% from RMB115.9 million for the same period of 2020 and an increase of 41.9% from RMB259.9 million for the third quarter of 2021. The year-over-year and the quarter-over-quarter increases were mainly attributed to more service, parts and accessory sales in line with higher accumulated vehicle sales.

Cost of sales was RMB7,532.7 million (US$1,182.0 million) for the fourth quarter of 2021, representing an increase of 185.2% from RMB2,640.8 million for the same period of 2020 and an increase of 53.8% from RMB4,899.1 million for the third quarter of 2021. The year-over-year and the quarter-over-quarter increases were mainly due to the increase of vehicle deliveries as described above.

Gross margin was 12.0% for the fourth quarter of 2021, compared with 7.4% and 14.4% for the fourth quarter of 2020 and the third quarter of 2021, respectively.

Vehicle margin was 10.9% for the fourth quarter of 2021, compared with 6.8% for the same period of 2020 and 13.6% for the third quarter of 2021. The quarter-over-quarter decrease was primarily attributable to the product mix change.

Research and development expenses were RMB1,451.4 million (US$227.8 million) for the fourth quarter of 2021, representing an increase of 215.6% from RMB460.0 million for the same period of 2020 and an increase of 14.8% from RMB1,264.2 million for the third quarter of 2021. The year-over-year and the quarter-over-quarter increases were mainly due to (i) the increase in employee compensation as a result of expanded research and development staff, and (ii) higher expenses relating to the development of new vehicles models to support future growth.

Selling, general and administrative expenses were RMB2,015.4 million (US$316.3 million) for the fourth quarter of 2021, representing an increase of 119.6% from RMB917.9 million for the same period of 2020 and an increase of 31.0% from RMB1,538.4 million for the third quarter of 2021. The year-over-year increase was mainly due to (i) higher marketing, promotional and advertising expenses to support vehicle sales, and (ii) the expansion of our sales network and associated personnel cost, and commission for franchised store sales. The quarter-over-quarter increase was mainly driven by the expansion of our sales network and more sale commissions in line with higher vehicle sales.

Loss from operations was RMB2,429.7 million (US$381.3 million) for the fourth quarter of 2021, compared with RMB1,121.2 million for the same period of 2020 and RMB1,802.6 million for the third quarter of 2021. The higher year-over-year and quarter-over-quarter losses were mainly attributable to higher operating expenses to support business growth as described above.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB2,340.8 million (US$367.3 million) for the fourth quarter of 2021, compared with RMB1,046.4 million for the same period of 2020 and RMB1,700.0 million for the third quarter of 2021.

Fair value gain on long-term investments was RMB591.5 million (US$92.8 million) for the fourth quarter of 2021 as a result of fair value assessment on our investment in HT Flying Car Inc. (“Huitian”) after its Series A capital funding. As of December 31, 2021, the Group invested approximately RMB598.7 million and owned approximately 18.82% of the equity interest in Huitian.

Net loss was RMB1,287.2 million (US$202.0 million) for the fourth quarter of 2021, compared with RMB787.4 million for the same period of 2020 and RMB1,594.8 million for the third quarter of 2021.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB1,198.3 million (US$188.0 million) for the fourth quarter of 2021, compared with RMB712.6 million for the same period of 2020 and RMB1,492.1 million for the third quarter of 2021.

Net loss attributable to ordinary shareholders of XPeng was RMB1,287.2 million (US$202.0 million) for the fourth quarter of 2021, compared with RMB787.4 million for the same period of 2020 and RMB1,594.8 million for the third quarter of 2021.

Non-GAAP net loss attributable to ordinary shareholders of XPeng, which excludes share-based compensation expenses, was RMB1,198.3 million (US$188.0 million) for the fourth quarter of 2021, compared with RMB712.6 million for the same period of 2020 and RMB1,492.1 million for the third quarter of 2021.

Basic and diluted net loss per ADS were both RMB1.51 (US$0.24) for the fourth quarter of 2021, compared with RMB1.05 for the fourth quarter of 2020 and RMB1.89 for the third quarter of 2021.

Non-GAAP basic and diluted net loss per ADS were both RMB1.41 (US$0.22) for the fourth quarter of 2021, compared with RMB0.95 for the fourth quarter of 2020 and RMB1.77 for the third quarter of 2021.

Balance Sheets

As of December 31, 2021, the Company had cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits of RMB43,543.9 million (US$6,833.0 million), compared with RMB35,342.1 million as of December 31, 2020 and RMB45,357.9 million as of September 30, 2021.

Unaudited Financial Results for the Fiscal Year Ended December 31, 2021

Total revenues were RMB20,988.1 million (US$3,293.5 million) for fiscal year 2021, representing an increase of 259.1% from RMB5,844.3 million for the prior year.

Revenues from vehicle sales were RMB20,042.0 million (US$3,145.0 million) for fiscal year 2021, representing an increase of 261.3% from RMB5,546.8 million for the prior year. The increase was mainly attributable to higher vehicle deliveries in 2021.

Revenues from services and others were RMB946.2 million (US$148.5 million) for fiscal year 2021, representing an increase of 218.0% from RMB297.6 million for the prior year. The increase was mainly attributed to more services and parts and accessory sales in line with higher accumulated vehicle sales.

Cost of sales was RMB18,365.6 million (US$2,882.0 million) for fiscal year 2021, representing an increase of 229.2% from RMB5,578.3 million for the prior year. The increase was mainly due to higher vehicle deliveries as described above.

Gross margin was 12.5% for fiscal year 2021, compared with 4.6% for the prior year.

Vehicle margin was 11.5% for fiscal year 2021, compared with 3.5% for the prior year. The year-over-year margin improvement was primarily due to material cost reduction, better product mix and manufacturing efficiency driven by economies of scale.

Research and development expenses were RMB4,114.3 million (US$645.6 million) for fiscal year 2021, representing an increase of 138.4% from RMB1,725.9 million for the prior year. The increase was mainly due to higher employee compensation as a result of expanded research and development staff, and higher expenses relating to new vehicle model development to support future growth.

Selling, general and administrative expenses were RMB5,305.4 million (US$832.5 million) for fiscal year 2021, representing an increase of 81.7% from RMB2,920.6 million for the prior year. The increase was mainly due to (i) higher marketing, promotional and advertising expenses to support vehicle sales, (ii) the expansion of our sales network and associated personnel cost, and commission to the franchised stores.

Other income was RMB217.7 million (US$34.2million) for fiscal year 2021, compared with RMB86.8 million for the prior year. The increase was mainly attributed to higher government subsidies which the Company received in 2021.

Loss from operations was RMB6,579.4 million (US$1,032.5 million) for fiscal year 2021, compared with RMB4,293.7 million for the prior year.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB6,199.5 million (US$972.8 million) for fiscal year 2021, compared with RMB3,297.3 million for the prior year.

Fair value gain on long-term investments was RMB591.5 million (US$92.8 million) for fiscal year 2021 as a result of fair value assessment on the Company’s investment in Huitian after its Series A capital funding.

Net loss was RMB4,863.1 million (US$763.1 million) for fiscal year 2021, compared with RMB2,732.0 million for the prior year.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, was RMB4,483.1 million (US$703.5 million) for fiscal year 2021, compared with RMB2,991.8 million for the prior year.

Net loss attributable to ordinary shareholders of XPeng was RMB4,863.1 million (US$763.1 million) for fiscal year 2021, compared with RMB4,889.7 million for the prior year.

Non-GAAP net loss attributable to ordinary shareholders of XPeng, which excludes share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, was RMB4,483.1 million (US$703.5 million) for fiscal year 2021, compared with RMB2,991.8 million for the prior year.

Basic and diluted net loss per ADS were both RMB5.92 (US$0.93) for fiscal year 2021, compared with RMB12.97 for the prior year.

Non-GAAP basic and diluted net loss per ADS were both RMB5.46 (US$0.86) for fiscal year 2021, compared with RMB7.93 for the prior year.

Business Outlook

For the first quarter of 2022, the Company expects:

•	Deliveries of vehicles to be between 33,500 and 34,000, representing a year-over-year increase of approximately 151.1% to 154.9%.

•	Total revenues to be between RMB7.2 billion and RMB7.3 billion, representing a year-over-year increase of approximately 144.0% to 147.4%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 28, 2022 (8:00 PM Beijing/Hong Kong time on March 28, 2022).

Dial-in details for the earnings conference call are as follows:

United States:	+1-833-654-9168
United Kingdom:	+44-208-602-0818
International:	+1-209-313-0576
Hong Kong, China:	+852-5808-6567
China Mainland:	400-682-8629
Conference ID:	2474706

Participants please dial-in 5 minutes prior to the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until April 4, 2022, by dialing the following telephone numbers:

United States:	+1-855-859-2056
International:	+1-404-537-3406
Replay Access Code:	2474706

About XPeng

XPeng is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://en.xiaopeng.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and/or accretion on preferred shares to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third- party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

Marie Cheung

XPeng Inc.

Tel: +852-9750-5170/+86-1550-7577-546

E-mail: mariecheung@xiaopeng.com

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	audited	unaudited	unaudited

ASSETS
Current assets
Cash and cash equivalents	29,209,388	11,024,906	1,730,048
Restricted cash	2,332,145	609,975	95,718
Short-term deposits	979,897	25,858,007	4,057,686
Short-term investments	2,820,711	2,833,763	444,679
Accounts and notes receivable, net	1,128,892	2,673,494	419,530
Current portion of installment payment receivables, net	156,069	887,202	139,221
Inventory	1,343,025	2,661,921	417,713
Amounts due from related parties	682	32,785	5,145
Prepayments and other current assets	1,708,469	2,248,683	352,868

Total current assets	39,679,278	48,830,736	7,662,608

Non-current assets
Property, plant and equipment, net	3,081,502	5,424,776	851,266
Right-of-use assets, net	461,184	1,561,175	244,982
Intangible assets, net	607,781	878,724	137,891
Land use rights, net	249,934	595,471	93,442
Installment payment receivables, net	397,467	1,863,492	292,423
Other non-current assets	228,633	1,730,486	271,551
Long-term investments	1,000	1,549,176	243,100
Long-term deposits	—	3,217,266	504,859

Total non-current assets	5,027,501	16,820,566	2,639,514

Total assets	44,706,779	65,651,302	10,302,122

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	audited	unaudited	unaudited

LIABILITIES
Current liabilities
Short-term borrowings	127,900	—	—
Accounts and notes payable	5,111,745	12,362,186	1,939,897
Amounts due to related parties	12,062	24,919	3,910
Current portion of lease liabilities	119,565	373,488	58,608
Current portion of deferred revenue	163,617	418,227	65,629
Current portion of long-term borrowings	45,000	—	—
Accruals and other liabilities	2,256,165	4,811,107	754,967
Income taxes payable	1,209	22,737	3,568

Total current liabilities	7,837,263	18,012,664	2,826,579

Non-current liabilities
Long-term borrowings	1,645,000	1,675,106	262,861
Lease liabilities	352,501	1,189,754	186,698
Deferred revenue	144,767	479,061	75,175
Other non-current liabilities	297,439	2,148,139	337,090

Total non-current liabilities	2,439,707	5,492,060	861,824

Total liabilities	10,276,970	23,504,724	3,688,403

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	63	87	14
Class B Ordinary shares	26	25	4
Class C Ordinary shares	12	—	—
Additional paid-in capital	46,482,512	59,980,534	9,412,255
Statutory reserve	—	6,047	949
Accumulated deficit	(11,322,423)	(16,191,566)	(2,540,810)
Accumulated other comprehensive loss	(730,381)	(1,648,549)	(258,693)

Total shareholders’ equity	34,429,809	42,146,578	6,613,719

Total liabilities and shareholders’ equity	44,706,779	65,651,302	10,302,122

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	Three Months End
	December 31,	September 30,	December 31,	December 31,
	2020	2021	2021	2021
	RMB	RMB	RMB	US$
Revenues
Vehicle sales	2,735,444	5,460,063	8,187,181	1,284,747
Services and others	115,908	259,855	368,827	57,877

Total revenues	2,851,352	5,719,918	8,556,008	1,342,624

Cost of sales
Vehicle sales	(2,550,587)	(4,718,809)	(7,296,930)	(1,145,048)
Services and others	(90,201)	(180,285)	(235,768)	(36,997)

Total cost of sales	(2,640,788)	(4,899,094)	(7,532,698)	(1,182,045)

Gross profit	210,564	820,824	1,023,310	160,579

Operating expenses
Research and development expenses	(459,955)	(1,264,240)	(1,451,389)	(227,755)
Selling, general and administrative expenses	(917,883)	(1,538,420)	(2,015,425)	(316,264)

Total operating expenses	(1,377,838)	(2,802,660)	(3,466,814)	(544,019)

Other income, net	46,097	179,196	13,837	2,171

Loss from operations	(1,121,177)	(1,802,640)	(2,429,667)	(381,269)

Interest income	88,867	193,888	264,015	41,430
Interest expenses	(2,571)	(16,347)	(13,841)	(2,172)
Fair value gain (loss) on derivative liabilities	123,374	30,190	(26,910)	(4,223)
Fair value gain on long-term investments	—	—	591,506	92,820
Other non-operating income, net	125,303	411	353,419	55,459

Loss before income tax expenses	(786,204)	(1,594,498)	(1,261,478)	(197,955)

Income tax expenses	(1,217)	(303)	(25,687)	(4,031)

Net loss	(787,421)	(1,594,801)	(1,287,165)	(201,986)

Net loss attributable to ordinary shareholders of XPeng Inc.	(787,421)	(1,594,801)	(1,287,165)	(201,986)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Three Months End
	December 31,	September 30,	December 31,	December 31,
	2020	2021	2021	2021
	RMB	RMB	RMB	US$
Net loss	(787,421)	(1,594,801)	(1,287,165)	(201,986)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(565,814)	(26,478)	(568,659)	(89,235)

Total comprehensive loss attributable to XPeng Inc.	(1,353,235)	(1,621,279)	(1,855,824)	(291,221)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(1,353,235)	(1,621,279)	(1,855,824)	(291,221)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,495,225,306	1,689,885,370	1,700,956,007	1,700,956,007
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.53)	(0.94)	(0.76)	(0.12)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	747,612,653	844,942,685	850,478,004	850,478,004
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(1.05)	(1.89)	(1.51)	(0.24)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	Three Months End
	December 31,	September 30,	December 31,	December 31,
	2020	2021	2021	2021
	RMB	RMB	RMB	US$

Loss from operations	(1,121,177)	(1,802,640)	(2,429,667)	(381,269)
Share-based compensation expenses	74,807	102,673	88,846	13,942

Non-GAAP loss from operations	(1,046,370)	(1,699,967)	(2,340,821)	(367,327)

Net loss	(787,421)	(1,594,801)	(1,287,165)	(201,986)
Share-based compensation expenses	74,807	102,673	88,846	13,942

Non-GAAP net loss	(712,614)	(1,492,128)	(1,198,319)	(188,044)

Net loss attributable to ordinary shareholders	(787,421)	(1,594,801)	(1,287,165)	(201,986)
Share-based compensation expenses	74,807	102,673	88,846	13,942

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(712,614)	(1,492,128)	(1,198,319)	(188,044)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,495,225,306	1,689,885,370	1,700,956,007	1,700,956,007
Non-GAAP net loss per ordinary share
Basic and diluted	(0.48)	(0.88)	(0.70)	(0.11)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	747,612,653	844,942,685	850,478,004	850,478,004
Non-GAAP net loss per ADS
Basic and diluted	(0.95)	(1.77)	(1.41)	(0.22)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020 RMB	2021 RMB	2021 US$
	audited	unaudited	unaudited
Revenues
Vehicle sales	5,546,754	20,041,955	3,145,020
Services and others	297,567	946,176	148,476

Total revenues	5,844,321	20,988,131	3,293,496

Cost of sales
Vehicle sales	(5,350,479)	(17,733,036)	(2,782,700)
Services and others	(227,853)	(632,540)	(99,259)

Total cost of sales	(5,578,332)	(18,365,576)	(2,881,959)

Gross profit	265,989	2,622,555	411,537

Operating expenses

Research and development expenses	(1,725,906)	(4,114,267)	(645,618)
Selling, general and administrative expenses	(2,920,649)	(5,305,433)	(832,538)

Total operating expenses	(4,646,555)	(9,419,700)	(1,478,156)

Other income, net	86,830	217,740	34,168

Loss from operations	(4,293,736)	(6,579,405)	(1,032,451)

Interest income	133,036	743,034	116,598
Interest expenses	(22,451)	(55,336)	(8,683)
Fair value gain on derivative liabilities	1,362,025	79,262	12,438
Fair value gain on long-term investments	—	591,506	92,820
Other non-operating income, net	90,364	383,833	60,232

Loss before income tax expenses	(2,730,762)	(4,837,106)	(759,046)

Income tax expenses	(1,223)	(25,990)	(4,078)

Net loss	(2,731,985)	(4,863,096)	(763,124)

Accretion on Preferred Shares to redemption value	(2,157,744)	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.	(4,889,729)	(4,863,096)	(763,124)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020 RMB	2021 RMB	2021 US$
	audited	unaudited	unaudited
Net loss	(2,731,985)	(4,863,096)	(763,124)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(724,433)	(918,168)	(144,081)

Total comprehensive loss attributable to XPeng Inc.	(3,456,418)	(5,781,264)	(907,205)

Accretion on Preferred Shares to redemption value	(2,157,744)	—	—

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(5,614,162)	(5,781,264)	(907,205)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	754,270,914	1,642,906,400	1,642,906,400

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(6.48)	(2.96)	(0.46)

Weighted average number of ADS used in computing net loss per share
Basic and diluted	377,135,457	821,453,200	821,453,200

Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(12.97)	(5.92)	(0.93)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Loss from operations	(4,293,736)	(6,579,405)	(1,032,451)
Share-based compensation expenses	996,417	379,948	59,622

Non-GAAP loss from operations	(3,297,319)	(6,199,457)	(972,829)

Net loss	(2,731,985)	(4,863,096)	(763,124)

Fair value gain of convertible redeemable preferred shares	(1,256,221)	—	—
Share-based compensation expenses	996,417	379,948	59,622

Non-GAAP net loss	(2,991,789)	(4,483,148)	(703,502)

Net loss attributable to ordinary shareholders	(4,889,729)	(4,863,096)	(763,124)
Fair value gain of convertible redeemable preferred shares	(1,256,221)	—	—
Share-based compensation expenses	996,417	379,948	59,622
Accretion on Preferred Shares to redemption value	2,157,744	—	—

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(2,991,789)	(4,483,148)	(703,502)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share

Basic and diluted	754,270,914	1,642,906,400	1,642,906,400

Non-GAAP net loss per ordinary share

Basic and diluted	(3.97)	(2.73)	(0.43)

Weighted average number of ADS used in calculating Non-GAAP net loss per share

Basic and diluted	377,135,457	821,453,200	821,453,200

Non-GAAP net loss per ADS

Basic and diluted	(7.93)	(5.46)	(0.86)